

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2014

Via E-mail
John W. Bittner, Jr.
Executive Vice President and Chief Financial Officer
c/o MTR Gaming Group, Inc.
2100 Corporate Drive, Suite 300
Wexford, Pennsylvania 15090

> **Re:** **Eclair Holdings Company**
> **Amendment No. 4 to Registration Statement on Form S-4**
> **Filed May 22, 2014**
> **File No. 333-192086**

Dear Mr. Bittner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We refer to your disclosures on pages 173 to 184 concerning material differences between the rights of ERI stockholders as compared to the rights presently held by MTR stockholders. Please present as separate proposals the adoption of the Agreement and Plan of Merger and Reorganization and each provision of the ERI governing instruments that will differ materially from the provisions in the charter and bylaws of MTR. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission's website.

<u>Security Ownership of Certain Beneficial Owners, Directors, and Executive Officers, page 186</u>

2.   We note your response to comment 4 of our letter dated May 9, 2014. For each beneficial owner that is listed as a company or entity in the table on page 186, please clearly provide the name(s) of the natural person(s) with voting or dispositive control over the company's securities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Swartz, Esq.
        Sunjeet S. Gill, Esq.
        Stevens & Lee, P.C.